

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Eli Casdin
Chief Executive Officer
CM Life Sciences, Inc.
c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065

>   **Re: CM Life Sciences, Inc.**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule PREM14A**
>   **Filed June 10, 2021**
>   **File No. 001-39482**

Dear Mr. Casdin:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Selected Historical Financial Information of the Company, page 44

1. Please revise to provide the balance sheet information as of March 31, 2021 on page 45. Please label the first column presented on page 45. Finally, it appears that the amount of Cash and marketable securities held in trust account of $442,774 has been presented in thousands of U.S. dollars, but all other balance sheet amounts are whole U.S. dollars. Please revise accordingly.

Selected Historical Financial Information of Sema4, page 47

2. Please revise Total stockholders' (deficit) equity of $521,044 at March 31, 2021 on page 48 to indicate a deficit, similar to the deficits at December 31, 2020 and 2019.

Risk Factors, page 52

3.   Please add a risk factor to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Our Sponsor, certain members of our Board and our officers have interests in the Business Combination, page 93

4.   We note your revisions in response to prior comment 4. Please further revise to disclose your sponsor's, officers' and directors' aggregate average investment per share and the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. In addition to the current value of securities held, please include loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

Critical Accounting Policies and Estimates, page 267

5.   We have read your response to comment 15 in our letter dated June 2, 2021. Please confirm our understanding that for your diagnostic test revenue contracts that typically consist of a single performance obligation to deliver diagnostic testing services to the ordering facility or patient, allocation of the transaction price is also not applicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenn Do at (202) 551-3743 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Tim Buchmiller at (202) 551-3635 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Colin J. Diamond, Esq.